

April 30, 2008

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SUPPL

RE: **Micro Focus International plc, File No. 82-34962**
       Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for
Micro Focus International plc, File No. 82-34962. These items are listed in the Amended
Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus
website, but that were filed with Micro Focus's home country regulators.   Included in this
package are:

1.   Form 88(2) dated April 17, 2008 – "Return of Allotment of Shares" **PROCESSED**
2.   Form 88(2) dated April 17, 2008 – "Return of Allotment of Shares" **MAY 1 2 2008**
3.   Form 88(2) dated April 30, 2008 – "Return of Allotment of Shares"
4.   Form 88(2) dated April 30, 2008 – "Return of Allotment of Shares **THOMSON REUTERS**

If there are any questions regarding this packaged or the materials submitted, please do not
hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

08002335



Please complete in typescript, or
in bold black capitals.

CHWP000

RECEIVED

2008 MAY -5 A 9:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)
Return of Allotment of Shares

Company Number   05134647

Company name in full   Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	2 6	0 3	2 0 0 8			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1275		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05545		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which
the shares were allotted
*(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh
or LP- 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A	ORDINARY	1275
Name **Address** UK Postcode	Class of shares allotted	Number allotted
Name **Address** UK Postcode	Class of shares allotted	Number allotted
Name **Address** UK Postcode	Class of shares allotted	Number allotted
Name **Address** UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [0]

Signed _(signature)_   Date 17/4/8

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN   Tel 01635 565353
DX number   DX exchange



Companies House
— *for the record* —

*Please complete in typescript, or
in bold black capitals.*

CHWP000

88(2)

Return of Allotment of Shares

Company Number

| 05134647 |

Company name in full

| Micro Focus International plc |

| |

⊙ **Shares allotted (including bonus shares):**

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	3 1	0 3	2 0 0 8			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	7000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share (including any share premium)	0.003350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

| Companies House receipt date barcode

This form has been provided free of charge by Companies House. | **When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2 |

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	7000
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed _____   Date 17/4/8

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange



Companies House
— · · for the record · —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number | 05134647

Company name in full | Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	2 8	0 2	2 0 0 8			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3650		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	**Number allotted**
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01			
Address Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A		ORDINARY	3650
Name Address UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟		Class of shares allotted	Number allotted
Name Address UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟		Class of shares allotted	Number allotted
Name Address UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟		Class of shares allotted	Number allotted
Name Address UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _(signature)_   Date 30/4/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number

05134647

Company name in full

Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 7	0 3	2 0 0 8			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 **Address** Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A	**Class of shares allotted** ORDINARY	**Number allotted** 525
Name **Address** UK Postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK Postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK Postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK Postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 0 |

END

Signed _(signature)_   **Date** 30/4/08

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange